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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **October, 2006**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___October 27, 2006___	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   TSX.V:RSM
LISTED: STANDARD & POORS   OTCBB:RYSMF
FOR IMMEDIATE RELEASE

PLANS FOR INVESTOR/SHAREHOLDER MARKET AWARENESS PROGRAM

MANHATTAN, NEVADA, SEPTEMBER 18, 2006, ROYAL STANDARD MINERALS INC. ("RSM") As a means to help with the market awareness going forward the Company has committed to a program focused on the US market. The Company has employed Mr. Jeffrey B. Wolin of Los Angeles, California to spearhead this program. Mr. Wolin has been the President of Brighton Capital, Ltd., a boutique investment banking firm representing parties in mergers and acquisitions, public and private placements, convertible preferred/debt offerings, senior debt offerings and related services since 1997. From 1994 until 1997, Mr. Wolin was a consultant to public companies in connection with mergers and acquisitions and financings. From 1992 until 1994, Mr. Wolin was an associate with the law firm of Demetriou, Del Guercio and Lovejoy in Los Angeles; from 1988 until 1992, an associate with the law firm of DeCastro, West, Chodorow and Burns in Los Angeles, CA; and from 1982-1988 an associate at the law firm of Wolf, Block, Schorr and Solis-Cohen in Philadelphia, PA. Throughout his legal practice, Mr. Wolin has specialized in corporate transactions, mergers and acquisitions, public filings, and financings. Mr. Wolin received a Bachelors of Science in Biomedical and Chemical Engineering from Columbia University, New York, NY and a Juris Doctorate from the University of Miami, Coral Gables, FL.

The program will concentrate upon getting the Company familiar to institutional investors, hedge funds, large capital commodities funds and selected individual investors. Mr. Wolin will act an advisor in connection with, among other things, advisory services, financings, debt arrangement and/or sales or acquisitions of assets and assisting in the negotiation of other transactions to include the introduction of the Company to institutional and high net worth investors as required.

The Company is near the completion of a complete makeover of its website which will include an overhaul of the corporate presentation that the Company will present to the public. This effort has been going on for the past several months and is expected to be completed by mid-October, 2006. This work also includes the development of a complete booth presentation for trade and other promotional public meetings that the Company expects to attend on a regular basis going forward to present the Royal Standard Minerals Inc. Nevada story. The Company has identified an investor relations representative to manage this portion of the Corporations investor relations program. This person will work closely with Mr. Wolin and management in regard to personal contacts with prospective investors on an ongoing basis.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

For more information
Please call Roland Larsen, qualified person, NI-43-101 @ 775-487-2454 FAX 775 -487-2460
Visit our website at Royal-Standard.com